Exhibit 99.1

FOR IMMEDIATE RELEASE

KNOXVILLE UTILITIES BOARD SELECTS DRAGONWAVE HARMONY ENHANCED MC FOR SMART GRID MODERNIZATION PROJECT

Ottawa, Canada, March 28, 2017 - DragonWave Inc. (TSX:DRWI)(NASDAQ:DRWI) a global supplier of packet microwave radio systems, today announced the selection of the Harmony Enhanced MC backhaul solution by Knoxville Utilities Board (KUB). KUB is an independent agency of the City of Knoxville that provides electricity, gas, water and water waste services to customers in Knoxville and parts of seven surrounding counties (Over 750 square miles). This deployment will increase available bandwidth, reduce overall network operation and maintenance (O&M) costs and improve reliability of the overall field network.

DragonWave’s Harmony Enhanced MC will extend KUB’s existing fiber/wireline facilities to create a hybrid wireless and wireline network. KUB will use Harmony Enhanced MC to create fiber type connections via wireless, through the radios ability to support multiple channels with high modulation (up to 2048 QAM) in one small form factor.

Peter Cappiello, Future Technologies, President and CEO, “By selecting Dragonwave’s Harmony Enhanced MC for our bid, we were able to reach and exceed the capacity and reliability values required using 3’ antennas instead of comparison examples that would have required 6’ antennas. Each 1’ of antenna reduction decreased the potential for new tower requirements (CAPEX), as well as the re-occurring costs associated with larger dishes (OPEX), which made the decision simple for KUB.”

The DragonWave Harmony Enhanced MC is a high capacity microwave solution that enables customers to deliver 1 Gbps of uncompressed throughput in a single radio (using 50MHz channels) and up to 2 Gbps per radio with the industry leading Bandwidth Accelerator+ bulk compression feature.  Harmony Enhanced MC also delivers the highest system gain in the industry, allowing customers to maximize capacity and minimize antenna sizes on longer links.

“Harmony Enhanced MC is to deliver the backbone for internet of things (IoT) networks through its ability to re-use existing infrastructure locations with its market leading technology to keep antenna sizes as small as possible to allow for installation at these points,” said Peter Allen, DragonWave President and CEO. “We are pleased to be able to provide this solution to KUB and the utilities and industrial markets as a whole.”

WEBINAR - If you are interested in hearing more about this utility use case, please join our utility focused webinar on April 5, 2017 at 2 pm EST being conducted with Future Technologies and UTC (Utilities Technology Council) - Please use this link.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

About Knoxville Utilities Board

The Knoxville Utilities Board (“KUB”) exists under the laws of the State of Tennessee and is an independent agency of the City of Knoxville. KUB provides electricity, gas, water, and wastewater services to customers in Knoxville and parts of seven surrounding counties. KUB’s service territory covers an area of over 750 square miles. Throughout this service territory are areas with varying combinations of services. Visit - www.kub.org

About Future Technologies Venture, LLC (Future Technologies)

Future Technologies is a professional services company specializing in the assessment, planning, design, implementation, and support of innovative communications solutions focused on wireless infrastructures and their accompanying technologies for commercial and military customers around the world. Maintaining a strong concentration on emerging standards such as 4G technologies; which include WiMax (Fixed and Mobile) and LTE (Long Term Evolution) products, as well as established cellular (EVDO, GSM, and CDMA) and Fixed Wireless Backhaul solutions, Future Technologies consistently distinguishes itself as an industry expert in all aspects of customer network evolution. Future Technologies is headquartered in Atlanta, GA. Visit - www.futuretechllc.com

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Investor Contact: Pat Houston CFO DragonWave Inc. pallen@dragonwaveinc.com Tel: +1-613-599-9991